SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended




                            Plantas Eolicas S.de R.L.


                        (Name of foreign utility company)


                           Illinova Generating Company


                      (Name of filing company; if filed on
                      behalf of a foreign utility company)


                         The Commission is requested to
                      mail copies of all communications to:


     Michael R. Heneghan                  J. Paul Forrester
     Senior Vice President                Mayer, Brown & Platt
     Illinova Generating Company          190 South LaSalle Street
     2828 North Monroe                    Chicago, Illinois 60603-3441
     Decatur, Illinois 62523-1210


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         Illinova Generating  Company, an Illinois  corporation and a subsidiary of Illinova Corporation, an exempt holding company under Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of Plantas Eolicas, S.de R.L. ("Plantas Eolicas") a Costa Rican entity, hereby notifies the Securities and Exchange Commission (the "Commission") that Plantas Eolicas is, and claims status as, a "foreign utility company" within the meaning of the Act ("FUCO").

Item 1.  Name, Business Address, Facilities and Ownership.

The name and business address of the company claiming FUCO status is:

                  Plantas Eolicas S.de R.L.
                  29th Street, 3rd and 5th Avenues
                  San Jose, Costa Rica

                  Plantas Eolicas is an entity organized under the laws of Costa Rica for the sole purpose of owning and operating the Plantas Eolicas facility (the "Facility"). The Facility is a 20 MW wind power project, consisting of 55 KENETECH Model KVS-33 variable speed wind turbines and associated electrical interconnection equipment, located in the Province of Guanacaste, Costa Rica. The Facility interconnects with the national transmission grid at the Arenal substation located 6 kilometers from the project site. Electricity generated by the Facility is sold at wholesale to the Instituto Costarricense de
Electricidad, the national utility company of Costa Rica under the terms of a Power Purchase Agreement. Plantas Eolicas does not derive any income from generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States of America.

To the Extent Known, Holder of Five Percent or More of Any Class of Voting Securities of Plantas Eolicas

                  Illinova Generating Company, an Illinois corporation and a subsidiary of Illinova Corporation, an exempt holding company under Section 3(a)(1) of the Act, through its wholly owned subsidiary, IGC (Wind), L.L.C., will own approximately 65% of the issued and outstanding voting securities of Plantas Eolicas. A Costa Rican individual, Manuel Emilio Montero Anderson, holds the remaining 35% of the issued and outstanding voting securities of Plantas Eolicas. Such securities are the only voting securities of Plantas Eolicas. Neither Plantas Eolicas nor any subsidiary company of Plantas Eolicas is a public utility company operating in the United States of America.

Item 2. Domestic Associate Public-Utility Companies of Plantas Eolicas and their Relationship to Plantas Eolicas.

     Illinois Power Company ("IPC"), which provides electric service to portions of the State of Illinois, is a domestic public utility associate company of Plantas Eolicas. IPC is a direct, wholly owned subsidiary of Illinova. IPC has no direct or indirect interest in Plantas Eolicas and has not paid any portion of the purchase price for Illinova's interest in Plantas Eolicas. Furthermore, IPC does not have any contractual relationship with Plantas Eolicas.

                  IPC has no direct relationship with Plantas Eolicas and has not made any direct contribution toward the purchase price of the interest in Plantas Eolicas, nor will any contribute funds toward the development or operation of the Facility.

EXHIBIT A.        State Certification.

         Pursuant to Section 33(a)(2) of the Act, filed herewith as Exhibit A attached hereto is a conformed copy of a letter, dated January 5, 1996, from the Illinois Commerce Commission (the "ICC"), certifying that the ICC has the authority and resources to protect IPC's ratepayers subject to ICC jurisdiction and intends to exercise its authority. This letter was previously filed with the Commission in June 1996.

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                                   SIGNATURE

                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                                    ILLINOVA GENERATING COMPANY




                                                    By /s/ Michael R. Heneghan
                                                    Michael R. Heneghan
                                                    Senior Vice President


Date:  March 28, 1998

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                                    EXHIBIT A


                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

                                 January 5, 1996

Office of the Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs:

         We are writing to you with respect to Illinois Power Company and its affiliated company, Illinova Generating Company. Illinova Generating Company, through its subsidiaries or through other entities, intends to hold an ownership interest in electric facilities in one or more foreign countries. We submit this letter pursuant to the requirements of Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

         The Illinois Commerce Commission hereby certifies to you that we have, pursuant to the Illinois Public Utilities Act, the authority to protect ratepayers subject to our jurisdiction and that we, as the public utility regulatory body for the State of Illinois, intend to exercise our authority to the fullest extend allowed by State or Federal Law.

         We have jurisdiction over the retail electric and gas rates of Illinois Power Company, which is a public utility company as such term is defined in the Act.

                                                          Sincerely,


                                                     s/  Dan Miller
                                                         Chairman

cc:      Robert Watson, Public Utility Regulation Division, SEC
         Alec Dreyer, Illinova Generating